Exhibit 99.1

GERDAU AMERISTEEL AND UNITED STEELWORKERS UNION

REACH AGREEMENT AT WHITBY, CANADA MILL

TAMPA, FL, APRIL 2, 2007 -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today announced it has reached an agreement with the USW at Gerdau Ameristeel’s Whitby, Canada mill. The new contract is effective February 28, 2007, and expires on February 27, 2010.

“The Company is pleased that another contract has been completed with the United Steelworkers. While there are three remaining negotiations at Calvert City Kentucky; Joliet, Illinois and Sand Springs, Oklahoma, the company continues to work to find common ground to settle remaining agreements at these facilities,” said Jim Rogers, Gerdau Ameristeel’s Vice President of Human Resources.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 minimills (including one 50%-owned joint venture minimill), 17 scrap recycling facilities and 51 downstream operations (including seven joint venture fabrication facilities), Gerdau Ameristeel serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

For more information please contact:

Tom J. Landa

Vice President and Chief Financial Officer

Gerdau Ameristeel

(813) 207-2300